SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ALASKA COMMUNICATIONS SYSTEMS GROUP, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

6.25% Convertible Notes due 2018

(Title of Class of Securities)

01167PAE1

(CUSIP Number of Class of Securities)

Leonard Steinberg

Senior Vice President, Legal, Regulatory, and Government Affairs,

and Corporate Secretary

Alaska Communications Systems Group, Inc.

600 Telephone Avenue

Anchorage, Alaska 99503-6091

(907) 297-3000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jens M. Fischer

Perkins Coie LLP

1201 Third Avenue, Suite 4900

Seattle, Washington 98101-3099

(206) 359-8000

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer per General Instruction D of Schedule TO.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a potential tender offer by Alaska Communications Systems Group, Inc. (the “Company” or “Alaska Communications”) to purchase its outstanding 6.25% Convertible Notes due 2018 (the “Tender Offer”).

On March 14, 2017, the Company issued a press release announcing its financial results for the quarter and year ended December 31, 2016 (the “Earnings Release”), a press release announcing its entry into a new senior credit facility (the “Credit Facility Press Release”) and posted certain investor information on the Company’s website relating to the fourth quarter and year-end earnings call (the “Presentation”). These disclosures included, among other things, information related to the potential Tender Offer. Applicable excerpts of the Earnings Release, the Credit Facility Press Release and the Presentation are attached hereto as Exhibits 99.1, 99.2 and 99.3, and are incorporated herein by reference.

Important Information Regarding the Potential Tender Offer

The information herein is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any and all of Alaska Communications’ outstanding 6.25% Convertible Notes due 2018. The potential Tender Offer described herein has not yet commenced, and there can be no assurances that Alaska Communications will commence the Tender Offer on the terms and conditions described herein or at all. If Alaska Communications commences the Tender Offer, the Tender Offer will be made solely by an Offer to Purchase, the Letter of Transmittal and related materials, as they may be amended or supplemented. Stockholders should read Alaska Communications’ commencement tender offer statement on Schedule TO, expected to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the Tender Offer, which will include as exhibits the Offer to Purchase, the Letter of Transmittal and related materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information related to the potential Tender Offer. If Alaska Communications commences the Tender Offer, each of these documents will be filed with the SEC, and, when available, stockholders may obtain them for free from the SEC at its website (www.sec.gov) or from the Company’s information agent in connection with the Tender Offer.

Forward-Looking Statements

The information herein includes certain “forward-looking statements.” These forward-looking statements are based on management’s beliefs as well as on a number of assumptions concerning future events made using information currently available to management. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside the Company’s control. Such factors include, without limitation, Federal and Alaska Universal Service Fund changes, our ability to meet or satisfy the terms and conditions of a new credit facility or to draw down funds under such facility and to continue to meet its requirements, our ability to commence and complete the potential Tender Offer, otherwise repurchase such notes or make repurchases of shares of the Company’s Common Stock under the Company’s repurchase plan or otherwise, adverse economic conditions, the effects of competition in our markets, our relatively small size compared with our competitors, the Company’s ability to compete, manage, integrate, market, maintain, and attract sufficient customers for its products and services, adverse changes in labor matters, including workforce levels, our ability to service our debt (including pursuant to our refinanced credit arrangements) and refinance as required, labor negotiations, including renegotiating our collective bargaining agreement, employee benefit costs, our ability to control other operating costs, disruption of our supplier’s provisioning of critical products or services, the impact of natural or man-made disasters, changes in the Company’s relationships with large customers, unforeseen changes in public policies, regulatory changes, changes in technology and standards, our internal control over financial reporting, and changes in accounting standards or policies, which could affect reported financial results. For further information regarding risks and uncertainties associated with the Company’s business, please refer to the Company’s SEC filings, including, but not limited to, the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q. Copies of the Company’s SEC filings may be obtained by contacting its investor relations department at (907) 564-7556 or by visiting its investor relations website at www.alsk.com or at the SEC’s website, www.sec.gov.

Item 12	Exhibits.

99.1	Excerpts from press release, dated March 14, 2017, announcing financial results for the quarter and year ended December 31, 2016.

99.2	Excerpts from press release, dated March 14, 2017, announcing entry into a new senior credit facility.

99.3	Excerpt from the Presentation.

2